Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-121553
September 8, 2006

$250 million KeyCorp Floating Rate Notes due 15 September 2009

Terms and Conditions

Issuer:	KeyCorp

Type:	Senior Medium-Term Notes, Series H

Ratings:	A2 / A- / A (Moody's/S&P/Fitch)

Trade Date:	September 8, 2006

Settlement Date:	September 15, 2006 (T+5)

Maturity:	September 15, 2009

Par Amount:	$250,000,000

Ranking:	Senior

Coupon:	One-month USD LIBOR (Telerate) plus 0.11% per annum.

Public Offering Price:	100.000%

Underwriting Discount:	0.100%

Purchase Price to Managers:	99.900%

Net Proceeds to KeyCorp:	$249,750,000

Interest Determination Dates:	Two London business days prior to each Interest Reset Date.

Interest Reset Period:	Monthly

Interest Payment Dates:	Monthly on the 15th day of each month, commencing on October 15, 2006.

Calculation Agent:	KeyBank National Association

Day Count:	Actual/360

Business Day Convention:	Modified Following, Adjusted

Sinking Fund:	Not applicable.

Minimum Denominations:	$1,000

Sole Book-Running Manager:	KeyBanc Capital Markets, a Division of McDonald Investments Inc.

CUSIP:	49326EEA7

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.
Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling KeyBanc Capital Markets at (866) 227-6479.

Debt Capital Markets